Exhibit 99.1

NEWS RELEASE

CONTACT:

Gary S. Maier

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2022 SECOND QUARTER RESULTS

HONG KONG — October 18, 2021— Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2022 second quarter and six-months ended September 30, 2021.

Net sales for the fiscal 2022 second quarter increased 23.7 percent to $3.4 million from $2.7 million a year earlier. Net income for the same period was $242,000, or $0.06 per diluted share, compared with net income of $229,000, or $0.06 per diluted share, a year earlier.

Net sales for the first half of fiscal 2022 increased 33.2 percent to $6.4 million from $4.8 million a year earlier. Net income for the same period was $575,000, or $0.14 per diluted share, compared with $6,000, or $0.00 per diluted share, a year ago.

“Despite the worldwide impact of COVID-19, including raw material shortages, late material deliveries and price increases, shipping delays due to container shortages, and related issues impacting daily operating activities, our financial performance was strong for the quarter. We are encouraged by the increase of business from certain customers, indicating that these companies appear to be recovering from the pandemic. This bodes well for our business longer term,” said Roland Kohl, chairman, president and chief executive officer.

Kohl noted, however, that challenges remain for numerous industrial companies, especially those operating in China – reflecting electronic component, plastic material, steel, aluminum and electricity shortages and environmental considerations. “These factors impacted our material suppliers and consequently Highway Holdings’ production schedules during the quarter,” Kohl added.

As an example of the unpredictable fluctuations in the manufacturing industry, Kohl noted that sales in July were down about 75 percent of normal activity due to delay of material shipments. “Only exceptional, more expensive, working efforts in August and September at our production facilities in China and Myanmar allowed us to offset the soft start to the quarter,” Kohl said.

“Despite headwinds mentioned above, we are encouraged by our evolving new business opportunities, which have been constrained by strict lockdown and quarantine regulations in China, Hong Kong and Myanmar. This could slow down the company’s strong recovery progress,” Kohl said.

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Highway Holdings Ltd.

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Gross profit for the second quarter of fiscal 2022 was $1,093,000 compared with $931,000 a year ago. Gross profit as a percentage of sales for the same period was 32.5 percent compared with 34.2 percent a year earlier. Gross profit for the six-month period of fiscal 2022 was $2.0 million compared with $1.5 million a year ago. Gross profit as a percentage of sales for the same period was 32.0 percent compared with 30.4 percent a year earlier. “Gross profit for both the quarter and six months of fiscal 2022 is not fully comparable with fiscal 2021 due to the various operational constraints, delays and shifting business, as well recovery of certain back payments and some one-time governmental assistance that the company received in fiscal 2021,” Kohl said.

Net income for the fiscal 2022 second quarter reflects a currency exchange gain of $3,000 compared with a $18,000 currency exchange loss for the same period last year -- mainly due to a stronger U.S. dollar. For the fiscal 2022 six-month period, the company reported a currency exchange loss of $4,000 compared with a currency exchange loss of $38,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses due to the fluctuation of currency exchange rates.

Kohl noted the company’s balance sheet remains strong, with cash and cash equivalents in excess of $7.2 million, or approximately $1.7 per diluted share, exceeding all of its short- and long-term liabilities by approximately $1.7 million.

Current liabilities at September 30, 2021 totaled $4.3 million and current assets were $12.2 million. Total shareholders’ equity at September 30, 2021 was $10.3 million, or $2.44 per diluted share, compared with $9.8 million, or $2.44 per diluted share, at March 31, 2021.

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

Net sales	$3,364	$2,719	$6,362	$4,776
Cost of sales	2,271	1,788	4,339	3,324
Gross profit	1,093	931	2,023	1,452

Selling, general and administrative expenses	859	698	1,476	1,428
Operating income	234	233	547	24

Non-operating items

Exchange gain /(loss), net	3	(18)	(4)	(38)
Interest income	5	4	6	8
Gain/(Loss) on disposal of Asset	14	8	14	9
Other income/(expenses)	1	7	1	8
Total non-operating income/ (expenses)	23	1	17	(13)

Net income before income tax and non-controlling interests	257	234	564	11
Income taxes	(5)	0	28	0
Net income before non-controlling interests	252	234	592	11
Less: net gain attributable to non-controlling interests	10	5	17	5
Net income attributable to Highway Holdings Limited’s shareholders	242	229	575	6

Net Gain/ (loss) per share – Basic	$0.06	$0.06	$0.14	$0.00
Net Gain/ (loss) per share - Diluted	$0.06	$0.06	$0.14	$0.00

Weighted average number of shares outstanding
Basic	4,033	3,904	4,033	3,909
Diluted	4,205	3,981	4,205	3,981

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Sept 30	Mar 31
	2021	2021

Current assets:
Cash and cash equivalents	$7,222	$7,757
Accounts receivable, net of doubtful accounts	2,671	973
Inventories	2,095	2,238
Prepaid expenses and other current assets	217	513
Total current assets	12,205	11,481

Property, plant and equipment, (net)	784	833
Operating lease right-of-use assets	2,406	2,795
Long-term deposits	287	282
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$15,777	$15,486

Current liabilities:
Accounts payable	$917	$653
Operating lease liabilities, current	877	821
Other liabilities and accrued expenses	2,254	2,347
Income tax payable	47	58
Dividend payable	243	85
Total current liabilities	4,338	3,964

Long term liabilities :
Operating lease liabilities, non-current	619	1,142
Deferred income taxes	546	607
Total liabilities	5,503	5,713

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,773	11,709
Accumulated deficit	(1,709)	(2,041)
Accumulated other comprehensive income/(loss)	136	48
Treasury shares, at cost – Nil shares as of Sept 30, 2021; and on March 31, 2021	-	-
Non-controlling interest	34	17
Total shareholders’ equity	10,274	9,773

Total liabilities and shareholders’ equity	$15,777	$15,486

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